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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53255

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 1st Avenue
(No. and Street)

Rock Island, Illinois 61201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Roth 309-558-3101
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1112-1317276

OATH OR AFFIRMATION

I, Robert Roth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MWA Financial Services, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

OFFICIAL SEAL
LINDA J. KENDALL
Notary Public - State of Illinois
My Commission Expires Mar 02, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Under separate cover.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MWA Financial Services, Inc.
Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2011 and 2010

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company, wholly owned by Modern Woodmen of America) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 20, 2012

1112-1317276

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

	December 31 2011	December 31 2010
Assets		
Cash and cash equivalents	**$ 1,818,239**	$ 1,489,575
Receivables from brokers, dealers, and others	**350,475**	325,374
Fixed assets (net of accumulated depreciation of $62,190 in 2011 and $60,402 in 2010)	**596**	2,384
Other assets	**47,310**	54,100
Total assets	**$ 2,216,620**	$ 1,871,433
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	**$ 230,194**	$ 226,144
Accounts payable and accrued expenses	**669,024**	633,688
Total liabilities	**899,218**	859,832
Stockholder's equity:		
Common stock, $1,000 stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	**1,000,000**	1,000,000
Additional paid-in capital	**10,625,000**	9,025,000
Retained earnings deficit	**(10,307,598)**	(9,013,399)
Total stockholder's equity	**1,317,402**	1,011,601
Total liabilities and stockholder's equity	**$ 2,216,620**	$ 1,871,433

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

	Year Ended December 31 2011	2010
Revenues:		
Concession income	**$ 6,770,344**	$ 5,604,104
Variable product distribution fee income	**330,000**	330,000
Interest income	**6,032**	7,727
Field reimbursements	**385,001**	388,383
Other income	**31,389**	19,706
Total revenues	**7,522,766**	6,349,920
Expenses:		
Commissions	**5,620,873**	4,566,097
Licenses and fees	**384,144**	379,504
Professional fees	**63,594**	197,027
Salaries and related expenses	**2,082,556**	1,999,751
Other operating expenses	**665,798**	669,288
Total expenses	**8,816,965**	7,811,667
Net loss	**$ (1,294,199)**	$ (1,461,747)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional	Retained	
		Stated	Paid-In	Earnings	
	Shares	Value	Capital	Deficit	Total
Balance at January 1, 2010	1,000	$ 1,000,000	$ 7,525,000	$ (7,551,652)	$ 973,348
Capital contribution from Modern Woodmen of America	–	–	1,500,000	–	1,500,000
Net loss	–	–	–	(1,461,747)	(1,461,747)
Balance at December 31, 2010	1,000	1,000,000	9,025,000	(9,013,399)	1,011,601
Capital contribution from Modern Woodmen of America	–	–	**1,600,000**	–	**1,600,000**
Net loss	–	–	–	**(1,294,199)**	**(1,294,199)**
Balance at December 31, 2011	**1,000**	**1,000,000**	**10,625,000**	**(10,307,598)**	**1,317,402**

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2011	**2010**
Operating activities		
Net loss	**$ (1,294,199)**	$ (1,461,747)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense	**1,788**	3,918
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	**(25,101)**	(28,451)
Other assets	**6,790**	6,750
Due to Modern Woodmen of America	**4,050**	15,017
Accounts payable and accrued expenses	**35,336**	71,635
Net cash used in operating activities	**(1,271,336)**	(1,392,878)
Financing activities		
Capital contribution from Modern Woodmen of America	**1,600,000**	1,500,000
Net cash provided by financing activities	**1,600,000**	1,500,000
Increase in cash and cash equivalents	**328,664**	107,122
Cash and cash equivalents at beginning of year	**1,489,575**	1,382,453
Cash and cash equivalents at end of year	**$ 1,818,239**	$ 1,489,575

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of non-proprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues were derived from dealer concessions on trades of non-proprietary mutual funds and fees for the distribution of variable products by registered representatives (see Note 6). Revenues are recognized on an accrual basis upon receipt of investor funds and remittance to the clearing broker or mutual fund company. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets, primarily including office equipment, are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4).

Reclassification

Certain amounts appearing in the 2010 Statement of Operations have been reclassified to conform to the 2011 presentation.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, February 20, 2012, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

1. Summary of Significant Accounting Policies (continued)

Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable GAAP guidance and should also provide disclosures about the valuation techniques and inputs used to measure the fair value for each class of assets and liabilities. This guidance was effective January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which was effective on January 1, 2011. This adoption did not impact the Company's results of operations or financial position.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in Accounting Standards Codification (ASC) 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

1. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash and cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure fair value of cash and cash equivalents of $1,818,239 and $1,489,575 during the years ended December 31, 2011 and 2010, respectively. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2011 and 2010.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any significant transfers between any of the levels during the year ended December 31, 2011.

2. Summarized Financial Information of MWAGIA, Inc.

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (SEC) (see Note 5) on an unconsolidated basis. Summarized financial data for the Company's wholly owned subsidiary, MWAGIA, Inc. is as follows:

	December 31	
	2011	**2010**
Cash and cash equivalents	**$ 262,907**	$ 178,602
Receivables from brokers, dealers, and others	**99,408**	84,726
Other assets	**4,192**	4,129
Total assets	**$ 366,507**	$ 267,457
Due to Modern Woodmen of America	**$ 29,983**	$ 39,304
Other liabilities	**196,259**	176,694
Stockholder's equity*	**140,265**	51,459
Total liabilities and stockholder's equity	**$ 366,507**	$ 267,457

2. Summarized Financial Information of MWAGIA, Inc. (continued)

	Year Ended December 31	
	2011	**2010**
Revenues	**$ 1,948,335**	$ 1,894,536
Expenses	**(1,959,530)**	(1,923,487)
Net loss	**$ (11,195)**	$ (28,951)

*Eliminated in consolidation.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

4. Income Taxes (continued)

At December 31, 2011, the Company had a tax net operating loss carryover of $9,932,851. The tax net operating losses arising in 2011 of $1,270,619 and in 2010 of $1,436,634 may be carried forward until 2031 and 2030, respectively, to reduce future taxable income. The remaining carryover of $7,225,598 arose in 2001 through 2009 and may be carried forward until 2021 through 2029. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2011 and 2010. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $3,377,169 and $2,945,159 at December 31, 2011 and 2010, respectively, because of the uncertainty of future income estimates necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2011 or December 31, 2010. There are no unrecognized tax benefits that would affect the effective tax rates.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files U.S. federal income tax returns and income tax returns in various state jurisdictions. The 2008 through 2011 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2011, the Company had net defined capital of $1,081,770, which was $981,770 in excess of the required net capital of $100,000 at that date. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.62 to 1. Various other regulatory agencies may impose additional capital requirements.

5. Net Capital Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(A) and Rule 15c3-3(k)(2)(B).

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of the variable annuity of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company at the rate of $27,500 per month under a distribution agreement that commenced in May 2002 and was amended in 2010. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, which is then reimbursed by the Company. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

During 2011 and 2010, Modern Woodmen of America contributed capital of $1,600,000 and $1,500,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.

Supplemental Information

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2011

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 1,317,402
2. Deduct ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			1,317,402
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
B. Other (deductions) or allowable credits			
5. Total capital and allowable subordinated liabilities			1,317,402
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$ 140,265		
2. Prepaid expenses and other receivables	72,868		
3. Fixed assets	596	$ 213,729	
B. Secured demand note deficiency			
C. Commodity futures contracts and spot commodities – proprietary capital charges			
D. Other deductions and/or charges			213,729
7. Other additions and/or allowable credits			
8. Net capital before haircuts on securities positions			1,103,673

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:		
A. Contractual securities commitments	$	
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities	21,903	
D. Undue concentration		
E. Other		
10. Net capital		$ 1,081,770

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A)	$ 44,865
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13. Net capital requirement (greater of line 11 or 12)	100,000
14. Excess net capital (line 10 less 13)	981,770
15. Net capital less greater of 10% of line 19 or 120% of line 12	961,770

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition:		
• Accounts payable and accrued expenses	$ 472,765	
• Due to Modern Woodmen of America	200,211	672,976

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:		
A. Drafts for immediate credit	$	
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		$
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		
19. Total aggregate indebtedness		672,976
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		62%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

MWA Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2011

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25.	If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A.	(k)(1) – Limited business (mutual funds and/or variable annuities only)	______
B.	(k)(2)(A) – "Special Account for the Exclusive Benefit of Customers" maintained	______
C.	(k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing LLC	X
D.	(k)(3) – Exempted by order of the Commission	______

MWA Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2011

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 25, 2012.

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
MWA Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MWA Financial Services, Inc. (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 20, 2012